January 20, 2012

Securities and Exchange Commission

Division of Corporate Finance

Attention: Kathleen Collins, Accounting Branch Chief

100 F Street, N.E.

Washington, D.C. 20549

RE:	CommVault Systems, Inc.

Form 10-K for the Fiscal Year Ended March 31, 2011

Filed May 17, 2011

File No. 001-33026

Dear Ms. Collins:

This letter responds to the Staff’s comment letter dated December 23, 2011, addressed to Louis Miceli, Chief Financial Officer of CommVault Systems, Inc. (the “Company”), related to the above-referenced filing. Set forth below are the Company’s responses to the Staff’s comments. Numbered responses below correspond to the numbering in the Staff’s letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 42

1.	We note that a substantial amount of your revenue is generated from outside the United States. We also note the company has a significant amount of cash and cash equivalents as of March 31, 2011. Tell us your consideration to disclose the amount of cash and investments that are currently held outside of the United States and the amounts, if any, that are subject to restriction from and/or additional taxes upon repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

The requirements of Item 303(a)(1) of Regulation S-K as they relate to Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), which are further discussed in Section IV of SEC Release 33-8350, require the Company to “identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in a material way.”

As of March 31, 2011, the amount of cash and investments that were held outside of the United States was approximately $36.0 million. This compares to the Company’s total cash and investments of approximately $218.3 million as of March 31, 2011. As a result, approximately 16% of the Company’s total cash and investments were held outside the United States.

The Company believes that its cash and investments held in the United States are sufficient to satisfy its current and projected liquidity needs in the United States for the foreseeable future. The Company believes that it will be able to use its cash held outside the United States to fund its foreign operations. In addition, the Company’s policy is to reinvest undistributed earnings of our foreign subsidiaries and indefinitely postpone their remittance. As a result, the Company concluded at March 31, 2011 that any potential impact of repatriating earnings was not reasonably likely to result in our liquidity increasing or decreasing in a material way.

The Company believes that it is probable that a significant amount of the cash and cash equivalents held outside of the United States are subject to restrictions by local laws and cannot be repatriated due to accumulated deficits in many of the Company’s foreign legal entities. However, for the reasons noted above, these potential restrictions do not result in the Company’s liquidity increasing or decreasing in a material way and the Company has no current intention of attempting to repatriate such earnings.

In order to clarify the above rationale, in future quarterly and annual filings, the Company will disclose the following additional information in our Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations:

“As of December 31, 2011, the amount of cash and cash equivalents held outside of the United States by our foreign legal entities was approximately $XX million. These balances are dispersed across many international locations around the world. We believe that such dispersion meets our current and anticipated future liquidity needs of our foreign legal entities. In addition, it is the Company’s intention to indefinitely reinvest undistributed earnings of its foreign legal entities. In the event the Company needed to repatriate funds from outside of the United States, such repatriation would likely be subject to restrictions by local laws and/or tax consequences including foreign withholding taxes or U.S. income taxes. It is not currently practical to estimate the legal restrictions or tax liability that would arise from such repatriations.”

Notes to Consolidated Financial Statements

Note 8 Stock Plans, page 62

2.	We note from your disclosures on page 63 that you will continue to use the simplified method to estimate the expected term in your option valuation model until you have enough historical experience to provide a reasonable estimate of expected term. Please explain further why you continue to believe that you do not have sufficient historical data upon which to estimate the expected term of your options. In this regard, we note that over 6.0 million options have been exercised during the past five years since you became a public entity. Tell us when management expects that sufficient information will be available. We refer you to Question 6 of SAB Topic 14.D.2.

Question 6 of SAB Topic 14.D.2 permits the use of the simplified method for “plain vanilla” options when an entity believes its historical exercise experience does not provide a reasonable basis with which to estimate expected term. The options that the Company has granted subsequent to its Initial Public Offering (“IPO”) in September 2006 have been granted at-the-money, are exercisable only upon performing service through the vesting dates, are forfeited if employment terminates prior to vesting, are exercisable only during a short period of time after termination if vested and are nontransferable/nonhedgeable. In consideration of these facts, the Company believes the options that have been granted subsequent to its IPO to be plain vanilla in nature.

The utilization of the simplified method for options granted subsequent to the IPO has been a topic that the Company’s management has thoroughly evaluated and has been a topic of discussion at recent Audit Committee meetings over the past fiscal year. The Company does not believe that it has sufficient historical option exercise data to provide a reasonable basis upon which to estimate the term of its stock option grants due to the following factors:

•

From the date of the Company’s IPO in September 2006 through March 31, 2011 there were approximately 5.6 million options exercised. Of these 5.6 million options exercised, approximately 87%, or 4.8 million options, were granted prior to the Company’s IPO.

•

These options granted prior to the Company’s IPO have much lower weighted average exercise prices (approximately $6 per share) compared to the weighted average exercise price of options granted subsequent to the IPO (approximately $18 per share). The IPO provided employees with their first liquidity event which has resulted in a substantial number of stock option exercises after the Company’s IPO. As a result, the exercise pattern of these options was not deemed to be a reliable indicator of future exercise behavior for stock options granted after the IPO.

•

Since the Company’s IPO, approximately 5.7 million additional options have been granted through the fiscal year ending March 31, 2011. Of these 5.7 million options granted, only 45%, or 2.5 million options, were exercisable after having met the required service vesting period at March 31, 2011.

•	Also, of the 5.7 million options granted subsequent to the IPO noted above, only 13%, or approximately 750,000 options, had actually been exercised at March 31, 2011.

As a result of the insufficient historical option vesting and exercises of options granted subsequent to the Company’s IPO as noted above, the Company has continued to utilize the simplified method for determining the expected term of stock options granted through the fiscal year ending March 31, 2011.

During fiscal 2013 (which runs from April 1, 2012 – March 31, 2013), the Company anticipates that it will begin incorporating its historical data into the expected term calculation for stock options granted. The Company currently anticipates that at least 25% of the options granted subsequent to the IPO will have been exercised by the fiscal year ending March 31, 2012. Therefore, at this point the Company will have an additional year of vesting and will be able to demonstrate significant exercise activity to provide a reasonable basis for incorporating historical data into its expected term of future stock option grants. As a result, during fiscal 2013, the Company anticipates that its calculation of expected term will include a combination of actual exercise data and an assumption on when the remaining outstanding options will be exercised related to options granted subsequent to the IPO.

In connection with the foregoing, the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please contact Louis Miceli, Senior Vice President and Chief Financial Officer, at (732) 870-4004.

Very truly yours,

/s/ N. Robert Hammer
N. Robert Hammer
Chairman, President and Chief Executive Officer

cc:	Melissa Kindelan, Securities and Exchange Commission